Exhibit – 4.5

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2021, Agree Realty Corporation (“Agree”, “the Company”, “we”, “our” and “us”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows:

(i)	common stock, par value $.0001 per share (the “common stock”), listed on the New York Stock Exchange (“NYSE”) under the trading symbol “ADC”;
(ii)	depositary shares, each representing 1/1,000 of a share of 4.250% Series A Cumulative Redeemable Preferred Stock, listed on the NYSE under the trading symbol “ADCPrA.”

The following description of the general terms and conditions of our capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the applicable provisions of the Maryland General Corporation Law (the “MGCL”), our charter (the “Charter”) and our amended and restated bylaws, as amended (the “Bylaws”), each of which is incorporated herein by reference as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“SEC”), of which this Exhibit 4.5 is a part.  We encourage you to read our Charter, our Bylaws and the applicable provisions of the MGCL for additional information.

General

We have the authority to issue 94,000,000 shares of capital stock, par value $.0001 per share, of which 90,000,000 shares are classified as shares of common stock, par value $.0001 per share, and 4,000,000 shares are classified as shares of preferred stock, par value $.0001 per share. As of February 21, 2022, we had outstanding 71,285,311 shares of common stock and no shares of preferred stock.

Description of Common Stock

Dividends

Subject to preferential rights with respect to any outstanding preferred stock, holders of our common stock will be entitled to receive dividends when, as and if authorized by our board of directors and declared by us, out of assets legally available therefor. Upon our liquidation, dissolution or winding up, holders of common stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of our debts and other liabilities and the preferential amounts owing with respect to any of our outstanding preferred stock.

Voting Rights

The common stock will possess voting rights in the election of directors and in respect of certain other corporate matters, with each share entitling the holder thereof to one vote. Holders of shares of common stock will not have cumulative voting rights in the election of directors.

Other Rights

The common stock will, when issued in exchange for the consideration therefor, be fully paid and nonassessable. Holders of shares of the common stock generally have no preference, conversion, exchange, sinking fund or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the provisions of the Charter regarding restrictions on ownership and transfer of our stock, shares of our common stock will each have equal distribution, liquidation and other rights.

Restrictions on Ownership and Transfer

For us to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% of the value of our issued and outstanding Equity Stock (as defined below) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the Equity Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In addition, certain percentages of our gross income must be from particular activities. Our Charter contains restrictions on the ownership and transfer of shares of Equity Stock to enable us to qualify as a REIT.

Subject to certain exceptions specified in our Charter, our Charter provides that no holder, other than an excepted holder, may beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or more than 9.8% (in value) of the aggregate of the outstanding shares of all classes and series of our stock (collectively, the “Equity Stock”). We refer to each of these restrictions as an “Ownership Limit” and collectively as the “Ownership Limits.” Our board of directors may, in its sole and absolute discretion, prospectively or retroactively, waive either or both of the Ownership Limits with respect to a particular stockholder or establish a different limit on ownership (an “excepted holder limit”), which excepted holder limit is subject to adjustment from time to time, if our board of directors makes certain determinations set forth in our Charter. As a condition of any such exemption, our board of directors may require a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel satisfactory to our board of directors in its sole and absolute discretion, as specified in our Charter, in order to determine or ensure our status as a REIT, or such representations and/or undertakings from the person requesting the waiver as our board of directors may require in its sole and absolute discretion to make such determinations. Notwithstanding the receipt of any such ruling or opinion, our board of directors may impose such conditions or restrictions as it deems appropriate in connection with granting such an exception. Subject to the provisions of our Charter, our Charter provides that an underwriter or placement agent that participates in a public offering or a private placement of our Equity Stock, or an initial purchaser of our Equity Stock in a transaction reliant upon Rule 144A, may beneficially own or constructively own shares of Equity Stock in excess of the Ownership Limits, but only to the extent necessary to facilitate such public offering, private placement or Rule 144A transaction. The foregoing restrictions on transferability and ownership will not apply if the board of directors determines that it is no longer in our best interests to continue to qualify as a REIT. In addition, our Charter provides that no person may beneficially or constructively own shares of Equity Stock to the extent that such ownership would result in our being closely held within the meaning of Section 856(h) of the Code or which would otherwise result in our failing to qualify as a REIT. If shares of Equity Stock which would cause us to be beneficially owned by less than 100 persons are issued or transferred to any person, our Charter provides that such issuance or transfer shall be void ab initio, and the intended transferee would acquire no rights to the stock; however, the board of directors may waive this transfer restriction if it determines that such transfer would not adversely affect our ability to continue to qualify as a REIT. Our Charter provides that shares transferred in excess of the Ownership Limits and shares transferred that would cause us to be closely held or otherwise fail to qualify as a REIT will be automatically transferred to one or more trusts for the exclusive benefit of one or more charitable beneficiaries. Such transfer will be deemed to be effective as of the close of business on the business day prior to the purported transfer. Our Charter further provides that the Prohibited Owner (as defined herein) will have no rights in the shares held by the trustee and will not benefit economically from ownership of any such shares held in trust by the trustee, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to such shares held in trust. While these shares are held in trust, the trustee will be entitled to vote and to share in any dividends or other distributions with respect to shares of Equity Stock held in trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. Within 20 days of receiving notice from us that shares of Equity Stock have been transferred to the trust, the trustee will sell the shares to any person who may hold such shares without violating the limitations on ownership and transfer set forth in our Charter. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate, and the trustee will distribute the net proceeds of the sale to the person who owned the shares of Equity Stock in violation of the Ownership Limits or the other ownership restrictions described above (the “Prohibited Owner”), who will receive the lesser of  (1) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the trust, the market price of the shares on the day of the event causing the shares to be held in the trust and (2) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. The trustee will reduce the amount payable to the Prohibited Owner by the amount of dividends and other distributions that have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the trustee and will pay any net sales proceeds in excess of the amount payable to the Prohibited Owner to the charitable beneficiary. In addition, such shares of Equity Stock held in trust are purchasable by us until the trustee has sold the shares at a price equal to the lesser of the price paid for the stock in the transaction that resulted in such transfer to the trust and the market price for the stock on the date we determine to purchase the stock.

All certificates representing shares of Equity Stock will bear a legend referring to the restrictions described above.

In order for us to comply with our record keeping requirements, our Charter requires that each beneficial or constructive owner of Equity Stock and each person (including stockholders of record) who holds stock for a beneficial or constructive owner, shall provide to us such information as we may request in order to determine our status as a REIT and to ensure compliance with the Ownership Limits. Our Charter also requires each owner of a specified percentage of Equity Stock to provide, no later than January 30 of each year, written notice to us stating the name and address of such owner, the number of shares of Equity Stock beneficially owned, and a description of how such shares are held. In addition, each such stockholder must provide such additional information as we may request in order to determine the effect of such stockholder’s beneficial ownership of Equity Stock on our status as a REIT and to ensure compliance with the Ownership Limits.

These Ownership Limits may have the effect of precluding acquisition of control of our company by a third party unless the board of directors determines that maintenance of REIT status is no longer in our best interest. No restrictions on transfer will preclude the settlement of transactions entered into through the facilities of the New York Stock Exchange (“NYSE”).

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on the NYSE under the symbol “ADC.”

Description of 4.5% Series A Cumulative Redeemable Preferred Shares

General

The outstanding 4.25% Series A Cumulative Redeemable Preferred Shares (“Series A Preferred Shares”) are validly issued, fully paid and nonassessable. Our board of directors may, without notice to or the consent of holders of Series A Preferred Shares, authorize the issuance and sale of additional Series A Preferred Shares from time to time. For purposes of this section “Description of 4.5% Series A Cumulative Redeemable Preferred Shares,” terms that are defined in this section have such meanings in this section only.

Ranking

The Series A Preferred Shares will rank, with respect to distribution rights and rights upon our liquidation, dissolution or winding-up:

●	senior to all classes or series of common shares, and to any other class or series of shares expressly designated as ranking junior to the Series A preferred shares;
●	on parity with any class or series of shares expressly designated as ranking on parity with the Series A Preferred Shares; and
●	junior to any other class or series of shares expressly designated as ranking senior to the Series A Preferred Shares.

The Series A Preferred Shares rank junior to all our existing and future indebtedness.

Distribution Rate and Payment Date

Holders of the Series A Preferred Shares will be entitled to receive cumulative cash distributions on the Series A Preferred Shares from and including the date of original issue, payable monthly in arrears on the first business day of each month of each year, commencing on October 1, 2021, at the rate of 4.250% per annum of the $25,000.00 liquidation preference per share (equivalent to an annual amount of $1.0625 per depositary share). Distributions on the Series A Preferred Shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized or declared.

Liquidation Preference

In the event of a liquidation, dissolution or winding up, holders of the Series A Preferred Shares will have the right to receive $25,000.00 per share (equivalent to $25.00 per Depositary Share), plus accrued and unpaid distributions (whether or not earned or declared) up to but excluding the date of payment, before any payment is made to holders of the common shares and any other class or series of shares ranking junior to the Series A Preferred Shares as to liquidation rights. The rights of holders of Series A Preferred Shares to receive their liquidation preference will be subject to the proportionate rights of any other class or series of shares ranking on parity with the Series A Preferred Shares as to liquidation.

Optional Redemption

The Series A preferred shares may not be redeemed prior to September 17, 2026, except in limited circumstances to preserve our status as a REIT and pursuant to the special optional redemption right described below. On and after September 17, 2026, the Series A preferred shares will be redeemable at our option, in whole or in part at any time or from time to time, for cash at a redemption price of $25,000.00 per share (equivalent to $25.00 per Depositary Share), plus accrued and unpaid distributions (whether or not authorized or declared) up to but excluding the redemption date. However, unless full cumulative distributions on the Series A Preferred Shares for all past distribution periods have been, or contemporaneously are, paid or an amount in cash sufficient for the payment thereof is set apart, no Series A Preferred Shares may be redeemed unless all outstanding Series A Preferred Shares are simultaneously redeemed; provided, that the foregoing restriction does not prevent us from taking action necessary to preserve its status as a REIT. Any partial redemption will be on a pro rata basis or by lot as we determine.

Special Optional Redemption

Upon the occurrence of a change of control (as defined in our charter), we may, at our option, redeem the Series A Preferred Shares, in whole or in part within 120 days after the first date on which such change of control occurred, by paying $25,000.00 per share (equivalent to $25.00 per Depositary Share), plus any accrued and unpaid distributions to, but not including, the date of redemption. If, prior to the change of control conversion date, we exercise any of our redemption rights relating to the Series A Preferred Shares (whether our optional redemption right or our special optional redemption right), the holders of Series A Preferred Shares will not have the conversion right described below.

No Maturity, Sinking Fund or Mandatory Redemption

The Series A Preferred Shares do not have a stated maturity date and we will not be required to redeem the Series A Preferred Shares at any time. Accordingly, the Series A Preferred Shares will remain outstanding indefinitely, unless we decide, at our option, to exercise our redemption right or, under circumstances where the holders of the Series A Preferred Shares have a conversion right, such holders decide to convert the Series A Preferred Shares into common shares. The Series A Preferred Shares are not subject to any sinking fund.

Voting Rights

Holders of the Series A Preferred Shares generally have no voting rights. However, if we are in arrears on distributions on the Series A Preferred Shares for 18 or more monthly periods, whether or not consecutive, holders of the Series A Preferred Shares (voting together as a class with the holders of all other classes or series of parity preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote at a special meeting called upon the written request of at least 33% of such holders or at the next annual or special meeting of shareholders and each subsequent annual or special meeting of shareholders for the election of two additional directors to serve on our board of directors until all unpaid distributions with respect to the Series A Preferred Shares and any other class or series of parity preferred shares have been paid or declared and a sum sufficient for the payment thereof set aside for payment. In addition, we may not make certain material and adverse changes to the terms of the Series A Preferred Shares without the affirmative vote of the holders of at least two-thirds of the outstanding Series A Preferred Shares and all other shares of any class or series ranking on parity with the Series A Preferred Shares that are entitled to similar voting rights (voting together as a single class).

Conversion

Upon the occurrence of a change of control, each holder of Series A Preferred Shares will have the right (unless, prior to the change of control conversion date, we have provided or provide notice of our election to redeem the Series A Preferred Shares) to convert some or all of the Series A Preferred Shares held by such holder on the date the Series A Preferred Shares is to be converted, which we refer to as the change of control conversion date, into a number of shares of common shares per share of the Series A Preferred Shares to be converted equal to the lesser of:

●	the quotient obtained by dividing (i) the sum of (x) the $25,000.00 liquidation preference per Agree Series A preferred share (equivalent to $25.00 per Depositary Share) to be converted, plus (y) the amount of any accrued and unpaid distributions to but not including the change of control conversion date (unless the change of control conversion date is after a distribution record date (as defined in our charter) and prior to the corresponding distribution payment date (as defined in our charter), in which case no additional amount for such accrued and unpaid distribution will be included in such sum), by (ii) the common share price (as defined below) (we refer to such quotient as the “conversion rate”); and
●	0.6803 (the “Share Cap”);

subject, in each case, to provisions for the receipt of alternative consideration as described in our charter.

The common share price shall be (i) if the consideration to be received in the change of control by holders of common shares is solely cash, the amount of cash consideration per common share, and (ii) if the consideration to be received in the change of control by holders of common shares is other than solely cash, the average of the closing price per common share on the ten consecutive trading days immediately preceding, but not including, the effective date of the change of control.

If, prior to the change of control conversion date, we have provided or provide a redemption notice, whether pursuant to its special optional redemption right in connection with a change of control or its optional redemption right, holders of Series A Preferred Shares will not have any right to convert the Series A Preferred Shares into shares of our common shares in connection with the change of control and any Series A Preferred Shares selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the change of control conversion date.

Except as provided above in connection with a change of control, the Series A Preferred Shares are not convertible into or exchangeable for any other securities or property.

Restrictions on Ownership and Transfer

For information regarding restrictions on ownership and transfer of the Series A Preferred Shares, see “Description of Common Stock-Restrictions on Ownership and Transfer” above.

Notwithstanding any other provision of the Series A Preferred Shares, no holder of the Series A Preferred Shares will be entitled to convert any Series A Preferred Shares into our common shares to the extent that receipt of our common shares would cause such holder or any other person to exceed the ownership limits contained in our charter.

Description of Depositary Shares, each Representing 1/1,000 of a Series A Preferred Share

General

The following is a brief description of the terms of our depositary shares, each representing 1/1,000 of a 4.5% Series A Cumulative Redeemable Preferred Share (“Series A Depositary Shares”) which does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the Deposit Agreement relating to the Series A Preferred Shares (the “Deposit Agreement”), which is included as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. Our Series A Depositary Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “ADCPrA.”

The Series A Preferred Shares are deposited with Computershare Trust Company, N. A., as Depositary (the “Preferred Shares Depositary”), under a Deposit Agreement among the Company, the Preferred Shares Depositary and the holders from time to time of the depositary receipts (the “Depositary Receipts”) issued by the Preferred Shares Depositary under the Deposit Agreement. The Depositary Receipts evidence the Series A Depositary Shares. Each holder of a Depositary Receipt evidencing a Series A Depositary Share is entitled, proportionately, to all the rights and preferences of, and subject to all of the limitations of, the interest in the Series A Preferred Shares represented by the Series A Depositary Share (including dividend, voting, redemption and liquidation rights and preferences).

Ownership Restrictions

For a discussion of ownership limitations that apply to the Series A Depositary Shares, see “Description of Common Stock—Restrictions on Ownership and Transfer.”

Distributions

The Preferred Shares Depositary will distribute all cash distributions or other cash distributions received in respect of the Series A Preferred Shares to the record holders of Depositary Receipts in proportion to the number of Depositary Shares owned by such holders on the relevant record date, which will be the same date as the record date fixed by us for the Series A Preferred Shares. In the event that the calculation of such amount to be paid results in an amount which is a fraction of one cent, the amount the Preferred Shares Depositary shall distribute to such record holder shall be rounded to the next highest whole cent if such fraction of a cent is equal to or greater than $0.005.

In the event of a distribution other than in cash, the Preferred Shares Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, in proportion, as nearly as may be practicable, to the number of Series A Depositary Shares owned by such holders on the relevant record date, unless the Preferred Shares Depositary determines (after consultation with us) that it is not feasible to make such distribution, in which case the Preferred Shares Depositary may (with our approval) adopt any other method for such distribution as it deems equitable and appropriate, including the sale of such property (at such place or places and upon such terms as it may deem equitable and appropriate) and distribution of the net proceeds from such sale to such holders.

Liquidation Preference

In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of each Series A Depositary Share will be entitled to 1/1000th of the liquidation preference accorded each Series A Preferred Share.

Redemption

Whenever we redeem any Series A Preferred Shares held by the Preferred Shares Depositary, the Preferred Shares Depositary will redeem as of the same redemption date the number of Series A Depositary Shares representing the Series A Preferred Shares so redeemed. The Preferred Shares Depositary will publish a notice of redemption of the Series A Depositary Shares containing the same type of information and in the same manner as our notice of redemption and will mail the notice of redemption promptly upon receipt of such notice from us and not less than 30 nor more than 60 days prior to the date fixed for redemption of the Series A Preferred Shares and the Series A Depositary Shares to the record holders of the Depositary Receipts. In case less than all the outstanding Series A Depositary Shares are to be redeemed, the Series A Depositary Shares to be so redeemed shall be determined pro rata or by lot in a manner determined by the board of directors.

Voting

Promptly upon receipt of notice of any meeting at which the holders of the Series A Preferred Shares are entitled to vote, the Preferred Shares Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts as of the record date for such meeting. Each such record holder of Depositary Receipts will be entitled to instruct the Preferred Shares Depositary as to the exercise of the voting rights pertaining to the number of Series A Preferred Shares represented by such record holder’s Series A Depositary Shares. The Preferred Shares Depositary will endeavor, insofar as practicable, to vote such Series A Preferred Shares represented by such Series A Depositary Shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the Preferred Shares Depositary in order to enable the Preferred Shares Depositary to do so. The Preferred Shares Depositary will abstain from voting any of the Series A Preferred Shares to the extent that it does not receive specific instructions from the holders of Depositary Receipts.

Withdrawal of Series A Preferred Shares

Upon surrender of Depositary Receipts at the principal office of the Preferred Shares Depositary, upon payment of any unpaid amount due the Preferred Shares Depositary, and subject to the terms of the Deposit Agreement, the owner of the Series A Depositary Shares evidenced thereby is entitled to delivery of the number of whole Series A Preferred Shares and all money and other property, if any, represented by such Series A Depositary Shares. Partial Series A Preferred Shares will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Series A Depositary Shares in excess of the number of Series A Depositary Shares representing the number of whole Series A Preferred Shares to be withdrawn, the Preferred Shares Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Series A Depositary Shares. Holders of Series A Preferred Shares thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Receipts evidencing Series A Depositary Shares therefor.

Amendment and Termination of Deposit Agreement

The form of Depositary Receipt evidencing the Series A Depositary Shares and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between us and the Preferred Shares Depositary. However, any amendment which materially and adversely alters the rights of the holders (other than any change in fees) of Series A Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Series A Depositary Shares then outstanding. No such amendment may impair the right, subject to the terms of the Deposit Agreement, of any owner of any Series A Depositary Shares to surrender the Depositary Receipt evidencing such Series A Depositary Shares with instructions to the Preferred Shares Depositary to deliver to the holder the Series A Preferred Shares and all money and other property, if any, represented thereby, except in order to comply with mandatory provisions of applicable law. The Deposit Agreement may be terminated by us or the Preferred Shares Depositary only if (i) all outstanding Series A Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Series A Preferred Shares in connection with any dissolution of the Company and such distribution has been made to all the holders of Series A Depositary Shares.

Charges of Preferred Shares Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Preferred Shares Depositary in connection with the initial deposit of the Series A Preferred Shares and the initial issuance of the Series A Depositary Shares, and redemption of the Series A Preferred Shares and all withdrawals of Series A Preferred Shares by owners of Series A Depositary Shares. Holders of Depositary Receipts will pay transfer, income and other taxes and governmental charges and certain other charges as are provided in the Deposit Agreement to be for their accounts. In certain circumstances, the Preferred Shares Depositary may refuse to transfer Series A Depositary Shares, may withhold distributions and distributions and sell the Series A Depositary Shares evidenced by such Depositary Receipt if such charges are not paid.

Miscellaneous

The Preferred Shares Depositary will forward to the holders of Depositary Receipts all reports and communications from us which are delivered to the Preferred Shares Depositary and which we are required to furnish to the holders of the Series A Preferred Shares. In addition, the Preferred Shares Depositary will make available for inspection by holders of Depositary Receipts at the principal office of the Preferred Shares Depositary, and at such other places as it may from time to time deem advisable, any reports and communications received from the Company which are received by the Preferred Shares Depositary as the holder of Series A Preferred Shares.

Neither the Preferred Shares Depositary nor any Depositary’s Agent (as defined in the Deposit Agreement), the Registrar (as defined in the Deposit Agreement) nor the Company assumes any obligation or will be subject to any liability under the Deposit Agreement to holders of Depositary Receipts other than for its gross negligence, willful misconduct or bad faith. Neither the Preferred Shares Depositary, any Depositary’s Agent, the Registrar nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The Company and the Preferred Shares Depositary are not obligated to prosecute or defend any legal proceeding in respect of any Series A Depositary Shares, Depositary Receipts or Series A Preferred Shares unless reasonably satisfactory indemnity is furnished. The Company and the Preferred Shares Depositary may rely on written advice of counsel or accountants, on information provided by holders of Depositary Receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

Resignation and Removal of Preferred Shares Depositary

The Preferred Shares Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Preferred Shares Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Shares Depositary and its acceptance of such appointment. Such successor Preferred Shares Depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $50,000,000.

Additional Classes and Series of Stock

Our board of directors is authorized to establish one or more classes and series of stock, including series of preferred stock, from time to time, and to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. As of the date hereof, no shares of preferred stock or any class or series of capital stock other than common stock were issued or outstanding.

The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of our company without further action of the stockholders. The issuance of additional classes or series of capital stock with voting and conversion rights may adversely affect the voting power of the holders of our capital stock, including the loss of voting control to others. The ability of our board of directors to authorize the issuance of additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock, even where such an acquisition may be beneficial to us or our stockholders. The issuance of additional classes or series of capital stock could also result in the reduction of the amount otherwise available for payments of dividends on our common stock; restrict the payment of dividends or making of distributions on, or the purchase or redemption of, our common stock; and restrict the rights of holders of our common stock to share in our assets upon liquidation until satisfaction of any liquidation preference granted to the holders of other classes or series of capital stock. Our board of directors may not classify or reclassify any authorized but unissued shares of our common stock into shares of our preferred stock or any class or series thereof.

Restrictions on Ownership and Transfer

See “Description of Common Stock — Restrictions on Ownership and Transfer” above for a discussion of the restrictions on ownership and transfer of shares of capital stock necessary for us to qualify as a REIT under the Code.

Certain Provisions of Maryland Law and our Charter and Bylaws

The following summary of certain provisions of the MGCL and of our Charter and Bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and our Charter and Bylaws.

Classification of Board of Directors, Vacancies and Removal of Directors

Our board of directors is divided into three classes of directors, serving staggered three-year terms. At each annual meeting of stockholders, the class of directors to be elected at the meeting generally will be elected for a three-year term and the directors in the other two classes will continue in office. Subject to the rights of any class or series to elect directors, a director may only be removed for cause by the affirmative vote of the holders of 80% of our outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class. We believe that the classified board will help to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors. The use of a staggered board may delay or defer a change in control of us or the removal of incumbent management.

Our Charter and Bylaws provide that, subject to any rights of holders of preferred stock, and unless the board of directors otherwise determines, any vacancies may be filled by a vote of the stockholders or a majority of the remaining directors, though less than a quorum, except vacancies created by the increase in the number of directors, which only may be filled by a vote of the stockholders or a majority of the entire board of directors. In addition, our Charter and Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, only a majority of the board of directors may increase or decrease the number of persons serving on the board of directors. These provisions could temporarily prevent stockholders from enlarging the board of directors and from filling the vacancies created by such removal with their own nominees.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our Charter and Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for director or bring other business before an annual meeting of stockholders.

Our Bylaws provide that (i) only persons who are nominated by, or at the direction of, the board of directors, or by a stockholder who has given timely written notice containing specified information to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as directors and (ii) at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the board of directors or by a stockholder who has given timely written notice to our secretary of such stockholder’s intention to bring such business before such meeting. In general, for notice of stockholder nominations or proposed business (other than business to be included in our proxy statement under SEC Rule 14a-8) to be conducted at an annual meeting to be timely, such notice must be received by us not less than 120 days nor more than 150 days prior to the first anniversary of the date of mailing of the notice for the previous year’s annual meeting. Our Bylaws also establish similar advance notice procedures for stockholders to make nominations of candidates for director at a special meeting of stockholders at which directors are to be elected.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such nominees or business, as well as to ensure an orderly procedure for conducting meetings of stockholders. Although our Charter and Bylaws do not give the board of directors power to block stockholder nominations for the election of directors or proposal for action, they may have the effect of discouraging a stockholder from proposing nominees or business, precluding a contest for the election of directors or the consideration of stockholder proposals if procedural requirements are not met and deterring third parties from soliciting proxies for a non-management slate of directors or proposal, without regard to the merits of such slate or proposal.

Relevant Factors to be Considered by the Board of Directors

Our Charter provides that, in determining what is in our best interest in a business combination or certain change of control events, each of our directors shall consider the interests of our stockholders and, in his or her discretion, also may consider all relevant factors, including but not limited to (i) the interests of our employees, suppliers, creditors and tenants; and (ii) both the long-term and short-term interests of our company and our stockholders, including the possibility that these interests may be best served by the continued independence of our company. Pursuant to this provision, our board of directors may consider subjective factors affecting a proposal, including certain nonfinancial matters, and on the basis of these considerations may oppose a business combination or other transaction which, evaluated only in terms of its financial merits, might be attractive to some, or a majority, of our stockholders.

Business Combinations

Maryland law prohibits “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or transfer of equity securities, liquidation plan or reclassification of equity securities. Maryland law defines an interested stockholder as:

●	any person or entity who beneficially owns 10% or more of the voting power of our stock; or

●	an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock.

A person is not an interested stockholder if our board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any business combination between us and an interested stockholder or an affiliate of an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least:

●	80% of the votes entitled to be cast by holders of our then-outstanding shares of voting stock; and

●	two-thirds of the votes entitled to be cast by holders of our voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are approved or exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has exempted from these provisions of the MGCL any business combination with Mr. Richard Agree or any other person acting in concert or as a group with Mr. Richard Agree.

Control Share Acquisitions

Maryland law provides that holders of  “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to the control shares, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by officers or by directors who are our employees are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock currently owned by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

●	one-tenth or more but less than one-third;

●	one-third or more but less than a majority; or

●	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, we may present the question at any stockholders meeting.

If voting rights are not approved at the stockholders meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved by or exempted by our Charter or Bylaws.

Our Bylaws contain a provision exempting from the control share acquisition statute any member of the Agree-Rosenberg Group, as defined therein, our officers, our employees, any of the associates or affiliates of the foregoing and any other person acting in concert or as a group with any of the foregoing and any other person, as determined by our board of directors.

Maryland Unsolicited Takeovers Act

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

●	a classified board;

●	a two-thirds vote requirement for removing a director;

●	a requirement that the number of directors be fixed only by vote of directors;

●	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred; and
●	a majority requirement for the calling of a special meeting of stockholders.

Through provisions in our Charter and Bylaws unrelated to Subtitle 8, we (1) have a classified board, (2) require an 80% vote for the removal of any director from the board, (3) vest in the board the exclusive power to fix the number of directorships and (4) provide that unless called by our chairman of our board of directors, our president or our board of directors, a special meeting of stockholders may only be called by our secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting who comply with the stockholder requested meeting provisions set forth in our Bylaws.

Limitation of Liability and Indemnification

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

●	actual receipt of an improper benefit or profit in money, property or services; or

●	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our Charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

Our present and former officers and directors are and will be indemnified under Maryland law and our Charter and Bylaws against certain liabilities.  Our Charter and Bylaws require us to indemnify our directors and officers, and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay to our directors and officers or reimburse reasonable expenses of our directors and officers in advance of the final disposition of a proceeding, in each case to the fullest extent permitted from time to time by the laws of the State of Maryland. We may, with the approval of our board of directors, provide such indemnification and advance for expenses to a person who served a predecessor of us as a director or officer and any employee or agent of ours or of a predecessor of ours.

Maryland law requires a corporation (unless its charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

●	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

●	the director or officer actually received an improper personal benefit in money, property or services; or

●	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis of that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

●	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

●	a written undertaking by him or her on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

We maintain liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as our directors or officers.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.